May 13, 2025

VIA EDGAR

Mr. Shane Callaghan
United States Securities and Exchange Commission
Division of Corporate Finance, Office of Mergers & Acquisitions
100 F Street, NE
Washington, D.C. 20549

Re: Nexxen International Ltd.
       Schedule TO-I filed May 2, 2025
       File No. 005-92626

Dear Mr. Callaghan:

Nexxen International Ltd. (the “Company”) provides the following information in response to the comments contained in the correspondence of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated May 8, 2025, relating to the aforementioned Schedule TO-I. For reference purposes, the text of your letter dated May 8, 2025, has been reproduced herein (in bold), with the Company’s response below the numbered comment.

In addition, the Company has revised the Schedule TO-I in response to the Staff’s comments and is concurrently filing Amendment No. 2 (the “Amended Schedule TO-I”) with this letter, which reflects these revisions and certain other changes. Page numbers in the text of the Company’s responses correspond to page numbers in the amended Offering Memorandum attached as exhibit (a)(1)(A) to the Amended Schedule TO-I.

Schedule TO-I Filed May 2, 2025

General

1.
We note that your response to Item 10 of Schedule TO and Item 1010(a) of Regulation M-A incorporates by reference Sections 16 and 17 of the Offering Memorandum, which in turn incorporates the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, filed on March 5, 2025, by reference, among other SEC filings. Please revise to include an express statement that the financial statements from the Company’s latest Annual Report on Form 20-F are incorporated by reference into your Schedule TO, and clearly identify the relevant disclosure incorporated by reference by page, paragraph, caption or otherwise. See Instruction 3 to Item 10 of Schedule TO.

Response:

The Company respectfully acknowledges the Staff’s comment.

The Company respectfully advises the Staff that the Company has revised Item 10 of Schedule TO and the disclosure on page 25 of the Offering Memorandum in order to reflect that the financial statements have not been included pursuant to Instruction 2 to Item 10 of Schedule TO because (i) the consideration offered to security holders consists solely of cash, (ii) the Offer is not subject to any financing condition, and (iii) the Company is a public reporting company under Section 13(a) and 15(d) of the Exchange Act and the rules and regulations thereunder and files its reports electronically on the EDGAR system. As a result, the financial statements are not considered material to the Offer in accordance with Instruction 2 of Item 10 of Schedule TO, and are not required to be included in the Schedule TO.

2.
See our comment above. Where a filing person elects to incorporate by reference the information required by Item 1010(a) of Regulation M-A, all of the summarize financial information required by Item 1010(c) must be disclosed in the document furnished to security holders. See Instruction 6 to Item 10 of Schedule TO and Telephone Interpretation I.H.7 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at http://www.sec.gov. Please revise your disclosure to include the information required by Item 1010(c) of Regulation M-A and disseminate the amended disclosure as required by Exchange Act Rule 13e-4(e)(3).

Response:

The Company respectfully acknowledges the Staff’s comment.

As noted above, the Company respectfully advises the Staff that the Company has revised Item 10 of the Schedule TO in order to reflect that the financial statements have not been included pursuant to Instruction 2 to Item 10 of Schedule TO, and therefore the inclusion of summarized financial information pursuant to Item 1010(c) is not required.

Purpose of the Offer, page 14

3.
Refer to Item 6 of Schedule TO. Please revise to state your current intentions with respect to any plans, proposals or negotiations related to the kinds of transactions listed in Item 1006(c) of Regulation M-A.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 15 to state its current intentions with respect to any plans, proposals or negotiations related to the kinds of transactions listed in Item 1006(c) of Regulation M-A.

Withdrawal Rights; Change in Election, page 17

4.
We note the disclosure on page 17 of the Offering Memorandum that “[n]o withdrawal rights will apply to Eligible Options tendered during a subsequent offering period and no withdrawal rights will apply during a subsequent offering period to Eligible Options tendered during the initial period of the Offer.” Exchange Act Rule 13e-4 and other rules applicable to issuer tender offers do not permit the use of a subsequent offering period. Please revise.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 18 to remove references of a subsequent offering period.

Conditions of the Offer, page 18

5.
Please revise condition (e) on page 19 of the Offering Memorandum to fill in the missing closing price of Ordinary Shares on Nasdaq on May 1, 2025 so that Eligible Participants can readily determine whether this condition has been triggered.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 19 to state the missing closing price of Ordinary Shares on Nasdaq on May 1, 2025.

Extension of Offer, Termination; Amendment, page 23

6.
We note that the first paragraph on page 24 of the Offering Memorandum indicates that the Company can terminate or amend the Offer and postpone acceptance and cancellation of the tendered Eligible Options if any of the conditions specified in Section 6 occurs. The immediately preceding paragraph makes a similar statement with respect to Section 7 of the Offering Memorandum. Section 7 lists the Offer conditions, whereas Section 6 does not appear to relate to the Offer conditions. Please revise the first paragraph on page 24, or otherwise advise.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 24 to refer to Section 7 of the Offering Memorandum.

Additional Information, page 25

7.	The SEC no longer maintains a public reference room where filings can be inspected and copied by the public. Please revise the disclosure in the third paragraph of this section accordingly.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 26 to remove references to the SEC’s public reference room.

***

If you have any questions or comments, please do not hesitate to contact me directly at (415) 676 - 7085.

Sincerely,

Nexxen International, Ltd.

/s/ Amy Rothstein
Amy Rothstein
Chief Legal Officer

Copy to:
James J. Masetti, Pillsbury Winthrop Shaw Pittman LLP
Christina Pearson, Pillsbury Winthrop Shaw Pittman LLP